Mail Stop 6010

March 9, 2007

VIA U.S. MAIL AND FACSIMILE

Thomas Schwanitz
Chief Financial Officer
Americhip International, Inc.
9282 General Drive, Suite 100
Plymouth, MI 48170

> **Re:** **Americhip International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed March 7, 2007**
> **File No. 000-33127**

Dear Mr. Schwanitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated February 28, 2007

Facing Sheet

1. Please note that the date on the facing sheet of Form 8-K should be the date of earliest event reported. Please revise the date of report to be consistent with the date you concluded that the financial statements should not longer be relied upon (February 22, 2007).

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

2. We reference the disclosure that you amended and re-filed annual reports on Form 10-KSB for the years ended November 30, 2004 and 2005 on February 28, 2007. We do not see that these amended financial statements have been filed. We see that a NT 10-K was filed on February 28, 2007 and that your Form 10-KSB for the year ended November 30, 2006 was filed on March 7, 2007, yet the financial statements make no reference to a restatement. Please tell us how, and when, you will file the restated financial statements.

3. Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the period ended November 30, 2005. Additionally, tell us what effect the error had on your evaluation of disclosure controls and procedures as of your fiscal year ended November 30, 2006.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kristin Lochhead
Staff Accountant